Exhibit 12.01

Statement Regarding Computation of Ratios (in thousands, except ratios)

        The financial information provided in the table below should read be in conjunction with our consolidated financial statements and the related notes incorporated by reference into the prospectus contained within the Registration Statement on Form S-3 of which this Exhibit 12.01 forms a part.

	Year Ended March 31,
									Nine Months Ended, December 31, 2003
	1999		2000		2001		2002	2003
Fixed charges:
Interest expense, including amortization of debt expense	$12,103		$11,577		$11,852		$3,387	$16,422	$8,010
Portion of rent deemed to be interest	1,233		433		1,033		1,000	1,047	666

Total fixed charges	13,336		12,010		12,885		14,387	17,469	8,676
Earnings (loss):
Income (loss) from continuing operations before income taxes	11,893		237,356		114,794		(189,160)	(17,694)	38,770
Fixed charges per above	13,336		12,010		12,885		14,387	17,469	8,676

Total earnings (loss)	$25,229		$249,366		$127,679		$(174,773)	$(225)	$47,446
Ratio of earnings to fixed charges(1)	1.89	x	20.76	x	9.91	x	—	—	5.47	x
Deficiency of earnings available to cover fixed charges	—		—		—		$189,160	$17,694	—

(1)
For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental expense we estimate to be representative of interest. Earnings, as defined, were not sufficient to cover fixed charges by $189,160 for the fiscal year ended March 31, 2002 and $17,694 for the fiscal year ended March 31, 2003.

        The following computation of pro forma ratio of earnings to fixed charges for the nine months ended December 31, 2003 reflects the use of a portion of the proceeds of the issuance of our 3/4% Convertible Senior Notes to repurchase approximately $124.2 million of our 3% Convertible Subordinated Notes, as if the repurchase occurred at the beginning of the period. No pro forma ratio of earnings to fixed charges has been presented for the year ended March 31, 2003 due to the deficiency of earnings to cover fixed charges.

COMPUTATION OF PRO FORMA RATIO OF EARNINGS
TO FIXED CHARGES FOR THE NINE MONTHS ENDED DECEMBER 31, 2003
AFTER ADJUSTMENT FOR ISSUANCE OF 3/4% NOTES

Income (loss) from continuing operations before income taxes plus fixed charges	$47,446

Fixed charges, as above	8,676
Adjustments:
Estimated net decrease in interest expense from refinancing	(2,096)

Total pro forma fixed charges	$6,580
Pro forma ratio of earnings to fixed charges	7.21	x